SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Commission File Number 1-14640-01

For the month of October, 2008

UNIBANCO HOLDINGS S.A.
(Exact name of registrant as specified in its charter)

Unibanco Holdings S.A.
(Translation of Registrant's name into English)

Av. Eusébio Matoso, 891
05423-901 São Paulo - SP, Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

Yes _______ No ___X____

     Unibanco and Unibanco Holdings
will release their full Consolidated Earnings
for the third quarter 2008 on November 6, 2008.

The Companies cordially invite you to attend their

     Conference Call on
November 7, 2008 - Friday

Conference in English	Conference in Portuguese
09:00 am - Eastern Time	07:00 am - Eastern Time
12:00 pm - Brazil Time	10:00 am - Brazil Time

Phone: +1(800)860-2442 (from EUA)	Phone: 55 11 4688-6301
Phone: +1(412)858-4600 (from other countries)	Passcode: Unibanco
Passcode: Unibanco

The slideshow will be available for download from the Investor Relations website, www.ir.unibanco.com, one hour prior to the beginning of the call.

For the webcast, please access our IR website and follow the instructions on the homepage.

The telephone number for the conference call replay will be available for a one week period after the conclusion of the event at the following numbers:

     Conference in English: +1 (412) 317-0088 Passcode: 423995# - enter "1" to start the playback

Conference in Portuguese: 55 11 4688-6312 Passcode: 948

Replay will be also available at the website.

www.ir.unibanco.com

  SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: October 30, 2008

UNIBANCO HOLDINGS S.A.

By:	/s/ Geraldo Travaglia Filho
Geraldo Travaglia Filho
Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.